UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-31528

IAMGOLD Corporation

(Translation of registrant’s name into English)

150 King Street West, Suite 2200

Toronto, Ontario, Canada M5H 1J9

Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-267237).

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Underwriting Agreement dated May 22, 2024

99.2	Consent of Fasken Martineau DuMoulin LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
(Registrant)
Date: May 22, 2024	By:	/s/ Tim Bradburn
Tim Bradburn
	Title:	Senior Vice President, General Counsel and Corporate Secretary